Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Update on Meridian Gold's 2006 drilling program at the Mercedes Project

    RENO, NV, Dec. 14 /CNW/ - Meridian Gold Inc. ("Meridian Gold" or the
"Company") (TSX:MNG)(NYSE:MDG) and its wholly owned subsidiary, Minera
Meridian Minerales, S. DE R.L. de C.V., is pleased to provide new drill results, consistent with the previous encouraging results from its 100%-owned
Mercedes Project in Sonora, Mexico, located near Magdalena. In addition, the
Company has prepared long-sections for 3 of the 9 identified veins, which can be downloaded from the Company's website at www.meridiangold.com. During the
2006 drill program, a total of 8,817.5 meters in 75 holes (63 reverse circulation "RC" and 12 "Core") were completed in an area of approximately
20,000 hectares. The exploration drilling was focused on defining limits of the Corona de Oro shoot on the Mercedes Vein, as well as testing low sulfidation epithermal vein targets at Klondike, Rey de Oro and La Lupita.

    <<
    Some highlights from the recent drill results include:

    -   Shallow RC holes drilled in the Corona de Oro area continue to provide very encouraging results, highlighted by RC holes M06-070
        (2.03 meters (at) 19.0 grams per tonne Au and 288 grams per tonne Ag)
        and M06-072 (3.05 meters (at) 6.49 grams per tonne Au and 76.0 grams per tonne Ag).
    -   Within the Mercedes vein, mineralization is open at depth and to the southeast, where previous wide-spaced drilling has outlined a 750-
        meter long zone that carries greater than 3.0 grams per tonne AuEq mineralization over a vertical range varying between 50 and
        150 meters.
    -   RC drilling near the Klondike Mine both confirmed and extended the zone of mineralization with the best intercept located in hole K06-
        015, intersecting 2.03 meters at 25.17 grams per tonne Au and
        23.0 grams per tonne Ag.
    -   Reverse circulation drilling in the historic Rey de Oro Mine area was successful in intersecting wide (6.0 to 35.0 meter) zones of vein/stockwork/breccia-hosted mineralization typically grading between 1.0 and 2.0 grams per tonne AuEq. The mineralization is located in a dip-slope configuration that may be amenable to open pit extraction. The best drill results were received from hole R06-08, which intersected 17.27 meters at 5.78 grams per tonne Au and
        17.6 grams per tonne Ag.

    The following table contains the new drill results since November 13,
    2006:

    -------------------------------------------------------------------------
    Hole      VEIN        Grid    Elevation    Cutoff   From    To   Interval
    -------------------------------------------------------------------------
                                                (g/t    (m)     (m)     (m)
                                                AuEq)
    -------------------------------------------------------------------------
    M06-063D Mercedes     8,940 N     950        3.0  159.15  159.80    0.65
    -------------------------------------------------------------------------
    M06-065  Mercedes     9,400 N   1,140  with  3.0   29.46   34.54    5.08
    -------------------------------------------------------------------------
    M06-066  Mercedes     9,400 N   1,095        3.0   52.83   53.85    1.02
    -------------------------------------------------------------------------
                                            and  3.0   56.90   57.91    1.02
    -------------------------------------------------------------------------
    M06-067  Mercedes     9,430 N   1,122        3.0   80.26   81.28    1.02
    -------------------------------------------------------------------------
    M06-069  Mercedes     9,490 N   1,115        3.0    9.14   11.18    2.04
    -------------------------------------------------------------------------
    M06-070  Mercedes     9,730 N   1,095        3.0   61.98   64.01    2.03
    -------------------------------------------------------------------------
    M06-071  Mercedes     9,550 N   1,105        3.0   44.71   46.74    2.03
    -------------------------------------------------------------------------
    M06-072  Mercedes     9,580 N   1,070        3.0   65.02   68.07    3.05
    -------------------------------------------------------------------------
    M06-073  Mercedes     8,850 N   1,040        3.0   75.18   76.20    1.02
    -------------------------------------------------------------------------
    M06-074  Mercedes     8,790 N   1,085        3.0   18.29   19.30    1.02
    -------------------------------------------------------------------------
    M06-075  Mercedes     8,725 N   1,070        3.0   48.77   49.78    1.02
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    R06-011  Rey de Oro  10,230 N   1,235        0.5    8.13   10.16    2.03
    -------------------------------------------------------------------------
                                            and  0.5   17.27   33.53   16.26
    -------------------------------------------------------------------------
    R06-012  Rey de Oro  10,330 N   1,180        0.5   21.34   35.44   13.20
    -------------------------------------------------------------------------
                                            and  0.5   42.67   43.69    1.02
    -------------------------------------------------------------------------
                                            and  0.5   58.92   67.06    8.14
    -------------------------------------------------------------------------
    R06-013  Rey de Oro  10,300 N   1,160   and  0.5   58.93   75.18   16.25
    -------------------------------------------------------------------------
    R06-014  Rey de Oro  10,255 N   1,150        0.5    3.05   17.27   14.22
    -------------------------------------------------------------------------
                                            and  0.5   32.51   68.07   35.56
    -------------------------------------------------------------------------
    R06-015  Rey de Oro  10,410 N   1,190        0.5    8.13   11.18    3.05
    -------------------------------------------------------------------------
                                            and  0.5   21.34   46.74   25.40
    -------------------------------------------------------------------------
    R06-016  Rey de Oro  10,505 N   1,170        0.5   57.91   65.02    7.11
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -----------------------------------------------
    Hole      VEIN      Au g/t  Ag g/t  AuEq g/t(x)
    -----------------------------------------------
    M06-063D Mercedes     2.52    47.0    3.42
    -----------------------------------------------
    M06-065  Mercedes     4.40   150.8    7.30
    -----------------------------------------------
    M06-066  Mercedes     1.89   131.0    4.41
    -----------------------------------------------
                          4.72    59.0    5.85
    -----------------------------------------------
    M06-067  Mercedes     3.83    45.0    4.70
    -----------------------------------------------
    M06-069  Mercedes     8.44   103.5   10.43
    -----------------------------------------------
    M06-070  Mercedes    19.00   288.0   24.54
    -----------------------------------------------
    M06-071  Mercedes     4.88    74.5    6.32
    -----------------------------------------------
    M06-072  Mercedes     6.49    76.0    7.95
    -----------------------------------------------
    M06-073  Mercedes     2.69    69.0    4.02
    -----------------------------------------------
    M06-074  Mercedes     2.53    26.0    3.03
    -----------------------------------------------
    M06-075  Mercedes     2.57    48.0    3.49
    -----------------------------------------------

    -----------------------------------------------
    R06-011  Rey de Oro   2.83     4.3    2.91
    -----------------------------------------------
                          0.88     3.1    0.94
    -----------------------------------------------
    R06-012  Rey de Oro   0.34    24.8    0.82
    -----------------------------------------------
                          1.59    17.0    1.92
    -----------------------------------------------
                          1.05    50.1    2.01
    -----------------------------------------------
    R06-013  Rey de Oro   0.36    34.7    1.03
    -----------------------------------------------
    R06-014  Rey de Oro   1.33     5.3    1.43
    -----------------------------------------------
                          0.79    32.4    1.41
    -----------------------------------------------
    R06-015  Rey de Oro   0.86     8.2    1.02
    -----------------------------------------------
                          1.30    31.4    1.90
    -----------------------------------------------
    R06-016  Rey de Oro   0.55    24.6    1.02
    -----------------------------------------------
    -----------------------------------------------
    (x) All gold equivalent grams per tonne are based on a 52:1 conversion ratio.
    >>

    The table containing all of the drill results from the Mercedes property may be obtained from the Company's website (www.meridiangold.com under
Investor Relations). In addition, long-sections for the Klondike, Mercedes and
Ray de Oro vein systems, and a plan map of the La Lupita drill holes have also been provided on the website.
    A 20,000-meter drill program is planned for 2007 and a contract has been signed for the drilling to commence in February. The first objective of the drilling will be to complete infill drilling and step-out holes to define the limits of the Corona de Oro shoot. Aggressive exploration will continue to test targets along the 3.5 km-long exposed strike of the Mercedes Vein zone, as well as along the highly prospective northwest extension corridor.
Additional drilling will also be conducted in the Klondike, Rey de Oro and La
Lupita vein zones to define the extent of gold-silver mineralization within the epithermal vein systems.

    Qualified Person
    ----------------
    Mark Hawksworth, P. Geo., has supervised the preparation of the technical data contained within this release and serves as the "Qualified Person" as defined by National Instrument 43-101.

    Meridian Gold Inc. is a different kind of gold company. The focus is on profitability, and the quality of the ounces produced, not the quantity of ounces produced. The quality of these ounces is measured by the value delivered to all stakeholders during the process; including all shareholders, employees and the communities and environment in which Meridian lives and operates.

    Safe Harbor Statement under the United States Private Securities
Litigation Reform Act of 1995: Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private
Securities Litigation Reform Act of 1995 and Canadian securities legislation.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements.

    %CIK: 0001016888

    /For further information: please visit our website at
www.meridiangold.com, or contact: Krista Muhr, Senior Manager, Investor
Relations, Tel: (800) 572-4519, Fax: (775) 850-3733, E-mail:
krista.muhr(at)meridiangold.com/
    (MNG. MDG)

CO:  Meridian Gold

CNW 07:30e 14-DEC-06